ITEM 77M- Mergers

On July 13, 2006, the Board of Trustees of ING Variable Products Trust approved the reorganization of ING VP LargeCap Growth Portfolio into ING Mercury Large Cap Growth Portfolio. This reorganization is expected to take place during the fourth quarter of 2006.